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                     SECURITIES AND EXCHANGE COMMISSION


                           Washington, D.C. 20549
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                               SCHEDULE 13E-4
                       Issuer Tender Offer Statement
   (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)
                             (Amendment No. 1)

                        THE WASHINGTON POST COMPANY
                              (Name of Issuer)

                        THE WASHINGTON POST COMPANY
                    (Name of Person(s) Filing Statement)

                   CLASS B COMMON STOCK, $1.00 PAR VALUE
                       (Title of Class of Securities)

                                  93964010
                   (CUSIP Number of Class of Securities)


                           Diana M. Daniels, Esq.
               Vice President, General Counsel and Secretary
                        The Washington Post Company
                           1150 15th Street, N.W.
                           Washington, D.C. 20071
                               (202) 334-6600

                              with a copy to:

                          David V. Armstrong, Esq.
                          Cravath, Swaine & Moore
                             825 Eighth Avenue
                             New York, NY 10019
                               (212) 474-1000



 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)


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          This Amendment amends and supplements the Issuer Tender Offer
Statement on Schedule 13E-4 filed by The Washington Post Company, a Delaware corporation (the "Company"), with the Securities and Exchange Commission on November 10, 1999 (the "Schedule 13E-4"), relating to an offer by the Company to purchase up to 500,000 shares of its Class B Common Stock, par value $1.00 per share at a price of $575 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 10, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 13E-4.


Item 8.  Additional Information.

          Item 8 of the Schedule 13E-4 is hereby amended and supplemented so that each of the phrase "the Company's sole judgment" in the first paragraph of and the phrase "its sole discretion" in the first sentence of the second paragraph from the end of Section 6 "Certain Conditions of the Offer" of the Offer to Purchase is hereby amended and restated in its entirety to read "the Company's sole and reasonable judgment".


                                 SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 7, 1999

                                           THE WASHINGTON POST COMPANY,

                                             by
                                               /s/ Diana M. Daniels
                                               ----------------------
                                               Name:  Diana M. Daniels
                                               Title: Vice President, General
                                                      Counsel and Secretary